October 5, 2018

Bill Backus
Interim Chief Financial Officer
Balchem Corporation
52 Sunrise Park Rd.
New Hampton, NY 10958

       Re: Balchem Corporation
           Form 10-Q for Fiscal Quarter Ended June 30, 2018
           Filed August 3, 2018
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-13648

Dear Mr. Backus:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2018

Financial Statements
Note 12- Revenue, page 23

1. Please tell us how you considered the disclosure requirements of ASC 606-10-50-8 and
      ASC 606-10-50-12 as it relates to your contract balances and performance obligations.
2. Please address your consideration of ASC 606-10-55-36 through 55-40 for your co-
      manufacturing revenue source.
3. We note that you do not disclose the value of unsatisfied performance obligations for contracts where you recognize revenue at the amount to which you have the right to
 Bill Backus
Balchem Corporation
October 5, 2018
Page 2
         invoice for products shipped. In that regard, it appears that you are applying the practical expedient afforded under ASC 606-10-55-18. To the extent you are, please clarify to which of your revenue sources you are applying the practical expedient and how you determined that recognizing revenue over time was appropriate. See ASC 606-10-25-27.
         To the extent you have determined you have performance obligations that are satisfied over time, please also provide the disclosures in ASC 606-10-50-18.

Form 10-K for Fiscal Year Ended December 31, 2017

Note 18 - Related Party Transactions, page 63

4. Your disclosures indicate that your sales and service transactions with St. Gabriel CC
         Company, LLC, an equity method investee, are netted against purchases of finished goods from St. Gabriel CC Company LLC in cost of goods sold. Please more fully explain your accounting for these transactions, including the accounting literature on which you are relying. Also, given these disclosures, it is not clear to us how your discussion in Net
         Sales on page 19, that indicates 2016 sales were positively impacted by sales to St.
         Gabriel CC Company, LLC in advance of the joint venture becoming operational, is appropriate. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker,
Assistant Chief Accounant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameBill Backus
                                                               Division of
Corporation Finance
Comapany NameBalchem Corporation
                                                               Office of
Manufacturing and
October 5, 2018 Page 2                                         Construction
FirstName LastName